Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

August 22, 2023

Re:	PROVEN Group, Inc.
Offering Statement on Form 1-A
Filed on August 10, 2023
File No. 024-11569

Ladies and Gentlemen:

On behalf of PROVEN Group, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 1:00 p.m., Eastern Time, on August 28, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Ming Zhao
Ming Zhao, Co-Chief Executive Officer